Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD DONATES 60 TONNES OF RICE TO PEOPLE IN NORTHERN MALI

Bamako, Mali, 1 May 2013 – Randgold Resources will donate 60 tonnes of rice to the Red Cross for distribution in the north of Mali following reports of acute food shortages in the area, particularly in Gao, Kibal and Timbuktoo.

The rice will be purchased in the capital, Bamako, and transported to the north under the supervision of the Red Cross. Randgold has also undertaken to pay for the expenses involved.

In 2012, Randgold donated over 40 tonnes of rice and 20 tonnes of millet to the Red Cross for distribution in the afflicted area through funds raised by chief executive Mark Bristow’s trans-African motorcycle safari trip in 2010. The ‘Nos vies en partage’ trip was sponsored by Randgold and its service providers and suppliers.

In related initiatives, Randgold co-ordinated a donation of US$3.15 million from Mali’s mining industry, which was handed over to Mali interim president Dioncounda Traoré to provide humanitarian aid to the conflict-troubled country’s people. Last year the mining industry donated US$735 000 in emergency funding to avert an interruption of the Mass Drug Administration programme fighting a range of diseases endemic to the area.

Meanwhile, Randgold has met with the UN World Food Programme (WFP) to explore synergistic opportunities between the WFP’s on-going Malian Food Security Project and Randgold’s Malian mine agribusinesses.

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group regional manager West Africa Mahamadou Samaké, +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com